Exhibit 99.1

FORM 51-102F3

Material Change Report

Item	1 Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

Item	2 Date of Material Change

December 21, 2018

Item	3 Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on December 21, 2018. A copy of the news release is attached as Schedule “A”.

Item	4 Summary of Material Change

On December 21, 2018, Hydrogenics announced that it had entered into a subscription agreement (“Subscription Agreement”) with The Hydrogen Company (“Air Liquide”), an indirect wholly-owned subsidiary of L’Air Liquide S.A., to issue 3,537,931 common shares of Hydrogenics to Air Liquide, on a private placement basis, for gross proceeds to Hydrogenics of US$20,520,000.

Item	5 Full Description of Material Change

On December 21, 2018, Hydrogenics entered into the Subscription Agreement whereby Hydrogenics has agreed to issue and Air Liquide has agreed to purchase 3,537,931 common shares of Hydrogenics, on a private placement basis, for an aggregate purchase price of US$20,520,000, or approximately US$5.80 per common share. Hydrogenics intends to use the proceeds of the private placement primarily for the purpose of funding current operations, technology developments and future scale-up of partners. Following completion of the private placement, Air Liquide’s interest in Hydrogenics is expected to be approximately 18.6%.

Closing of Air Liquide’s subscription is subject to certain closing conditions, including the receipt of all applicable stock exchange approvals. The outside date, after which either Hydrogenics or Air Liquide can terminate the Subscription Agreement if closing has not occurred by such date, is March 30, 2019, subject to two 15 day extensions at the option of Hydrogenics.

The Subscription Agreement provides that for as long as Air Liquide holds 5% or more of Hydrogenics’ outstanding common shares, Air Liquide will have pre-emptive rights to participate in any financing of Hydrogenics in order to maintain its pro rata interest in Hydrogenics. These pre-emptive rights will not apply to certain specified issuances of securities by Hydrogenics.

The Subscription Agreement provides that for as long as Air Liquide holds 5% or more of Hydrogenics’ outstanding common shares, Air Liquide will agree not to transfer any common shares or enter into any transaction to reduce its economic risk in owning the common shares, other than sales pursuant to a permitted transfer. A permitted transfer means: (i) a transfer pursuant to a board-approved change of control transaction or tender to a take-over bid made in compliance with applicable securities laws; (ii) a sale after one year from the date of the Subscription Agreement over the TSX or NASDAQ, subject to certain volume restrictions; (iii) a sale after one year from the date of the Subscription Agreement of up to 7.5% of the outstanding common shares by way of a pre-arranged sale or private agreement, subject to certain restrictions (including that a transferee of 5% or more of the outstanding common shares will be subject to the same restrictions in the Subscription Agreement that apply to Air Liquide); or (iv) a transfer to a wholly-owned affiliate of L’Air Liquide S.A., provided that in the case of (ii) and (iii), to Air Liquide’s knowledge, the sale is not to an activist investor or a specified competitor of Hydrogenics.

The Subscription Agreement provides that for as long as Air Liquide holds 10% or more of Hydrogenics’ outstanding common shares, Air Liquide will be subject to a standstill provision under which it will agree not to acquire any securities of Hydrogenics, make any offers for any securities of Hydrogenics or propose to enter into any amalgamation, plan of arrangement, merger or similar transaction with Hydrogenics, solicit any proxies to vote at any meeting, seek changes to Hydrogenics’ board of directors or otherwise act alone or jointly or in concert with others to seek to control or influence the management, Hydrogenics’ board of directors or policies of Hydrogenics, provided that Air Liquide will be entitled to acquire 5% of the outstanding common shares on the TSX or NASDAQ, up to 19.9%.

The Subscription Agreement provides that for as long as Air Liquide holds 10% or more of Hydrogenics’ outstanding common shares, Air Liquide will have the right to nominate a director to Hydrogenics’ board of directors.

The Subscription Agreement provides that the parties will indemnify each other for breaches of their respective representations and warranties and covenants, subject to certain limitations.

On December 21, 2018, Hydrogenics also entered into a technology and business development agreement (the “Development Agreement”) with Air Liquide whereby Hydrogenics and Air Liquide agreed to work with each other, on a non-exclusive basis, to develop and expand technology and market opportunities for projects that involve producing hydrogen by water electrolysis. The development activities contemplated under the Development Agreement include, among other things, the parties working together to develop a technology work plan in respect of Hydrogenics’ PEM electrolyzer technology (the “Technology Work Plan”), with such product design objectives, technical and cost targets, allocations of responsibility and other terms and conditions as the parties shall mutually agree.

The Development Agreement provides that each of Hydrogenics and Air Liquide will treat the other party as its preferred supplier of technology and equipment for use in specified projects involving the production of hydrogen by water electrolysis, subject to specified conditions including favourable pricing.

The Development Agreement provides for mutual confidentiality obligations. The Development Agreement provides for the allocation of intellectual property rights between the parties, including the allocation of ownership of intellectual property developed pursuant to the Technology Work Plan based on prescribed domains and the grant of licenses to use specified jointly developed intellectual property in prescribed circumstances. The Development Agreement also provides that the parties will indemnify each other for intellectual property infringement claims in connection with a party’s use of the other party’s intellectual property pursuant to the Development Agreement.

The Development Agreement provides for a term of five years, subject to earlier termination as specified therein. The Development Agreement also restricts each party from soliciting the other party’s employees and consultants during the term of the Development Agreement and for a specified period thereafter.

The foregoing descriptions of the terms of the Subscription Agreement and the Development Agreement are qualified in their entirety by reference to the full text of the Subscription Agreement and Development Agreement, as applicable, copies of which are available on SEDAR and EDGAR.

Item	6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7 Omitted Information

No information required to be disclosed in this report has been omitted on the basis that it is confidential information.

Item	8 Executive Officer

For further information, contact:

Marc Beisheim,
Chief Financial Officer and Corporate Secretary
(905) 361-3660

Item	9 Date of Report

December 31, 2018

SCHEDULE “A”

Hydrogenics Announces US$20.5 million Private Placement and Technology Partnership with Air Liquide

Mississauga, Ontario, Canada – December 21, 2018 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell modules, today announced that it has entered into a subscription agreement with The Hydrogen Company, a wholly-owned subsidiary of Air Liquide S.A. (“Air Liquide”), to issue 3,537,931 common shares of Hydrogenics to Air Liquide on a private placement basis, for gross proceeds to Hydrogenics of US$20,520,000 (the “Private Placement”) or approximately US$5.80 per common share. Hydrogenics intends to use the proceeds of the Private Placement primarily for the purpose of funding current operations, technology developments and future scale-up of partners. Following completion of the Private Placement, Air Liquide’s interest in Hydrogenics is expected to be approximately 18.6%.

The subscription agreement provides, among other things, that Air Liquide will have pre-emptive rights and the right to nominate one director to the board of directors of Hydrogenics, and that Air Liquide will be subject to certain restrictions, including lock-up, transfer, standstill and voting restrictions, subject, in each case, either to certain ownership threshold requirements or for a period of one year from the date of the subscription agreement.

Concurrent with the subscription agreement, Hydrogenics also has entered into a technology and business development agreement with Air Liquide to jointly develop PEM electrolysis technologies for growing hydrogen energy markets around the globe.

The Private Placement is subject to certain closing conditions, including the receipt of all applicable stock exchange approvals.

The material change report and subscription agreement will be filed by Hydrogenics on SEDAR and EDGAR.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold into the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an exemption from registration requirements. The securities have not been and will not be qualified for sale by way of a prospectus under Canadian securities laws.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About Air Liquide
A world leader in gases, technologies and services for Industry and Health, Air Liquide is present in 80 countries with approximately 65,000 employees and serves more than 3.5 million customers and patients. Oxygen, nitrogen and hydrogen are essential small molecules for life, matter and energy. They embody Air Liquide’s scientific territory and have been at the core of the company’s activities since its creation in 1902.

Air Liquide’s ambition is to be a leader in its industry, deliver long term performance and contribute to sustainability. The company’s customer-centric transformation strategy aims at profitable growth over the long term. It relies on operational excellence, selective investments, open innovation and a network organization implemented by the Group worldwide. Through the commitment and inventiveness of its people, Air Liquide leverages energy and environment transition, changes in healthcare and digitization, and delivers greater value to all its stakeholders.

Air Liquide’s revenue amounted to 20.3 billion euros in 2017 and its solutions that protect life and the environment represented more than 40% of sales. Air Liquide is listed on the Euronext Paris stock exchange (compartment A) and belongs to the CAC 40, EURO STOXX 50 and FTSE4Good indexes.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com